SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from	to

Commission File Number 1-14157

        A.        Full title of the plan and the address of the plan, if different from that of the issuer named below:

Telephone and Data Systems, Inc.
Tax-Deferred Savings Plan
30 North LaSalle Street
40th Floor
Chicago, IL 60602

        B.          Name of issuers of the securities held pursuant to the plan and the addresses of the principal executive office:

Telephone and Data Systems, Inc.
30 North LaSalle Street
40th Floor
Chicago, IL 60602

United States Cellular Corporation
8410 West Bryn Mawr Ave.
Suite 700
Chicago, IL 60631

Required Information

(a)	Financial Statements

1.	Independent Auditors Reports.

2.	Audited Statements of Net Assets Available for Benefits as of December 31, 2003 and December 31, 2002.

3.	Audited Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2003.

4.	Notes to Financial Statements.

5.	Schedule of Assets (Held at End of Year).

(b)	Exhibits

No.	Description

23.1	Consent of Independent Public Accountants

TELEPHONE AND DATA SYSTEMS, INC. TAX-DEFERRED SAVINGS PLAN

TABLE OF CONTENTS

Independent Auditors' Report	1

Financial Statements

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4 - 9

Supplemental Information

Schedule of Assets Held for Investment Purposes at End of Year	10

Virchow, Krause & Company, LLP

INDEPENDENT AUDITORS’ REPORT

To the Investment Management Committee
Telephone and Data Systems, Inc. Tax-Deferred Savings Plan
Middleton, Wisconsin

We have audited the accompanying statements of net assets available for benefits of Telephone and Data Systems, Inc. Tax-Deferred Savings Plan as of December 31, 2003 and 2002 and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the plan as of December 31, 2003 and 2002 and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information of Telephone and Data Systems, Inc. Tax-Deferred Savings Plan, as listed in the table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Virchow, Krause & Company, LLP

Madison, Wisconsin
April 29, 2004

TELEPHONE AND DATA SYSTEMS, INC.
TAX-DEFERRED SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2003 and 2002

ASSETS

	2003	2002

Investments, at fair value	$188,190,021	$111,355,127

Receivables
Accrued income	1,183	1,325
Due from broker for securities sold	461,899	129,829

Total Receivables	463,082	131,154

TOTAL ASSETS	188,653,103	111,486,281

LIABILITIES

Due to broker for securities purchased	178,182	153,196

TOTAL LIABILITIES	178,182	153,196

NET ASSETS AVAILABLE FOR BENEFITS	$188,474,921	$111,333,085

See accompanying notes to financial statements. Page 2

TELEPHONE AND DATA SYSTEMS, INC. TAX-DEFERRED SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS Year Ended December 31, 2003

ADDITIONS
Additions to net assets attributed to
Investment income
Net appreciation in fair value of investments	$26,409,445
Interest and dividends	3,569,828

Contributions
Participants'	23,827,051
Employers'	10,788,389
Participant rollovers	930,120

Total Additions	65,524,833

DEDUCTIONS
Deductions from net assets attributed to
Benefits paid to participants	10,998,789
Investment expenses	63,167

Total Deductions	11,061,956

TRANSFER OF ASSETS FROM OTHER PLANS	22,678,959

Net Increase	77,141,836

NET ASSETS AVAILABLE FOR BENEFITS -
Beginning of Year	111,333,085

NET ASSETS AVAILABLE FOR BENEFITS -
End of year	$188,474,921

See accompanying notes to financial statements. Page 3

TELEPHONE AND DATA SYSTEMS, INC.
TAX-DEFERRED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2003 and 2002

NOTE 1 — Description of the Plan

The following description of the Telephone and Data Systems, Inc. Tax-Deferred Savings Plan (the “plan”) provides only general information. Participants should refer to the Telephone and Data Systems, Inc. Tax-Deferred Savings Plan summary plan description for a more complete description of the plan’s provisions.

   General

The plan is a contributory tax-exempt profit-sharing plan established by Telephone and Data Systems, Inc. (TDS, the “company”) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The company is the administrator and sponsor of the plan and has appointed The Bank of New York as directed trustee of the plan. The Bank of New York is the asset custodian of the plan, and they provide record keeping and reporting services to the plan in conjunction with Hewitt Associates, the plan’s third-party administrator. The plan qualifies under Section 401 of the Internal Revenue Code. All employees of Telephone and Data Systems, Inc. and its subsidiaries which have adopted the plan (the company and such subsidiaries being referred to as “employers”), including United States Cellular Corporation (USCC), that are age 21 or older are eligible to participate. The plan allows participants to enter the plan upon the latter of their first day of employment or twenty-first birthday. Participation is completely voluntary.

The plan’s assets are overseen by an investment management committee appointed by TDS. The investment management committee is authorized to invest plan assets as directed by the participants.

   Contributions

Participants may contribute up to 60% of pretax annual compensation (salary reduction contributions), as defined in the plan. Participants may also contribute amounts representing distributions from other qualified plans (rollover contributions).

Each employer’s matching contribution is 100% of the first 2% of a participant’s salary reduction contributions and 40% of the next 4% of salary reduction contributions.

During 2002 the plan was amended so that an employer’s matching contribution is no longer required to be invested in TDS or USCC stock. Employer contributions are now allocated to an employee’s account based on the employees’ elected allocation percentages.

Contributions are subject to certain limitations.

TELEPHONE AND DATA SYSTEMS, INC.
TAX-DEFERRED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2003 and 2002

NOTE 1 — Description of the Plan (cont.)

   Participants’ Accounts and Investment Options

Each participant’s account is credited with the participant’s salary reduction contributions and allocations of the employer’s matching contributions and plan earnings. Allocations are based on participant contributions and account balances, as defined in the plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participants may invest their salary reduction contributions, any rollover account balances, and employer matching contributions into a variety of investment options as more fully described in the plan’s literature. Participants may change their investment options via telephone or internet at any time.

During 2002 two investment funds changed their names. The LaSalle National Pooled Income Fund became the ABN AMRO Income Plus Fund and the Mercury Select Growth Fund became the Turner Large Cap Growth Fund which was replaced by the PIMCO RCM Large-Cap Growth Fund. During 2003 the Putnam International Growth Fund was replaced by the American Funds Europacific Growth Fund.

   Vesting

Participants are immediately vested in their salary reduction and rollover contributions plus actual earnings thereon. Vesting in employer matching contributions plus actual earnings thereon is based on years of vesting service and is subject to a three-year graded vesting schedule as follows:

Vesting Years of Service	Percentage Vested
1	34%
2	67%
3	100%

A participant also becomes 100% vested in employer matching contributions plus actual earnings thereon upon termination of employment after attaining age 65, death or disability.

   Forfeited Accounts

During the year ended December 31, 2003, forfeited non-vested accounts were used to reduce employer contributions by $286,116.

   Payment of Benefits

Vested benefits may be paid to the participant upon termination of employment, as defined in the plan. The total vested portion of a participant’s account balance is distributed in the form of a lump-sum payment or installments. Annuity payments are also available for some employees of various acquired companies. Participants experiencing financial hardship may withdraw a portion of their account balance as defined in the plan.

TELEPHONE AND DATA SYSTEMS, INC.
TAX-DEFERRED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2003 and 2002

NOTE 1 — Description of the Plan (cont.)

   Termination of Plan

Although it has not expressed any intent to do so, the company has the right under the plan to terminate the plan at any time subject to the provisions of ERISA. In the event of plan termination, participants become 100% vested in their accounts.

   Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance (excluding employer matching contributions). These loans are secured by the balance in the participant’s account. The loans bear interest at the prime rate plus 1% as published in the Wall Street Journal on the first business day of the quarter in which the loan is approved. Principal and interest is paid ratably through after tax payroll deductions. The repayment period on the loan can range from one to five years. Loans will be considered in default if no loan payment is received during any 90-day period.

   Plan Expenses

All administrative, recordkeeping and auditing fees are borne by TDS. Investment expenses are paid by plan participants.

NOTE 2 — Summary of Significant Accounting Policies

   Basis of Accounting and Use of Estimates

The accompanying financial statements have been prepared on the accrual basis of accounting. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan’s management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

   Investment Valuation and Income Recognition

The plan’s investments are valued at fair value. Shares of registered investment companies, TDS Common Stock, and USCC Common Stock are valued at quoted market price. Shares held in bank common trust funds and are reported at fair value based on the unit prices quoted by the fund, representing the fair value of the underlying investments. Participant loans are valued at cost, which approximates fair value.

TELEPHONE AND DATA SYSTEMS, INC.
TAX-DEFERRED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2003 and 2002

NOTE 2 — Summary of Significant Accounting Policies (cont.)

   Investment Valuation and Income Recognition (cont.)

Net appreciation in fair value of investments included in the accompanying statement of changes in net assets available for benefits includes realized gains or losses from the sale of investments and unrealized appreciation or depreciation in fair value of investments. Net unrealized appreciation or depreciation in the fair value of investments represents the net change in the fair value of the investments held during the period. The net realized gains or losses on the sale of investments represent the difference between the sale proceeds and the fair value of the investment as of the beginning of the period or the cost of the investment if purchased during the year.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

   Payment of Benefits

Benefits are recorded when paid.

NOTE 3 — Investments

The following presents investments as of December 31, 2003 and 2002 and investment appreciation for the year ended December 31, 2003.

	2003		2002

Investments

Bank common trust funds
The Bank of New York	$1,036,570		$1,049,620
ABN AMRO Income Plus Fund	41,464,695	*	24,328,521	*

Common stock
Telephone and Data Systems, Inc.	21,713,232	*	15,057,591	*
United States Cellular Corporation	14,752,345	*	10,196,225	*

Registered investment companies
Vanguard Institutional Index Fund	38,551,531	*	23,917,665	*
PIMCO Total Return Fund	18,862,612	*	14,258,817	*
American Funds Europacific Growth Fund	9,517,355	*	—
Putnam International Growth Fund	—		5,447,678
Selected American Shares	13,528,451	*	5,692,438	*
PIMCO RCM Large-Cap Growth Fund	5,319,953		2,161,204
Turner Midcap Growth Fund	19,717,747	*	6,169,807	*

Participant loans	3,725,530		3,075,561

Total Investments	$188,190,021		$111,355,127

Investments that represent 5% or more of the plan’s net assets are separately identified with an "*".

TELEPHONE AND DATA SYSTEMS, INC.
TAX-DEFERRED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2003 and 2002

NOTE 3 – Investments (cont.)

During the year ended December 31, 2003, the plan’s investments (including gains and losses on investments bought, sold, and held during the year) appreciated in value as follows:

Bank common trust funds	$—
Common stock	9,647,027
Registered investment companies	16,762,418

Net Change in Fair Value	$26,409,445

Investments, in general, are subject to various risks, including credit, interest, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in values of investment securities will occur in the near term, and such changes could materially affect the amounts reported in the statements of net assets available for benefits.

NOTE 4 — Nonparticipant-Directed Investments

The plan was amended in 2002 so that each employer’s matching contribution is no longer required to be invested in TDS or USCC stock. In addition, plan participants are able to reallocate amounts that were previously invested in TDS or USCC stock. As a result, all investments as of December 31, 2002 and forward are considered to be participant directed.

NOTE 5 — Amount Owed to Participants Withdrawing From the Plan

Amounts owed to participants who have withdrawn from the plan total $152,361 and $128,316 as of December 31, 2003 and 2002, respectively, and are included in net assets available for benefits.

NOTE 6 — Parties In Interest

Certain plan investments are shares of a common trust fund sponsored by The Bank of New York. The Bank of New York is the directed trustee of the plan and, therefore, these transactions qualify as party-in-interest transactions.

United States Cellular Corporation is a subsidiary of Telephone and Data Systems, Inc.

All employer contributions prior to April 2002 were made in cash and used to purchase common stock of TDS and USCC.

TELEPHONE AND DATA SYSTEMS, INC.
TAX-DEFERRED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2003 and 2002

NOTE 7 — Tax Status

The plan obtained its latest determination letter on August 1, 2002 for the plan document as of November 2001, in which the Internal Revenue Service stated that the plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC). The plan has been amended since receiving the determination letter. The plan administrator and the plan’s tax counsel believe that the plan, as amended, is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the plan was qualified and the related trust was tax-exempt at the financial statement date.

NOTE 8 – Plan Transfers

During 2002 approximately $1,251,000 was transferred from UTELCO Employee Savings Plan into the plan.

During 2003 the following assets were transferred into the plan:

Transferor	Amount Transferred	Month Transferred

Chorus Networks, Inc. 401(k) Retirement Savings Plan	$1,787,510	June
Mid-Plains, Inc. 401(k) Retirement Savings Plan	7,004,980	June
PrimeCo 401(k) Savings and Retirement Plan	3,944,309	August
Farmers Telephone Company Retirement Plan	2,524,676	September
Camden Telephone & Telegraph Co., Inc. Retirement Plan	3,059,306	October
MCT, Inc. Deferred Savings Plan & Trust	4,358,178	December

Total Assets Transferred	$22,678,959

NOTE 9 — Reconciliation of Financial Statements to Schedule H Form 5500

A reconciliation between the financial statements and Form 5500 as of December 31, 2003 and 2002, and for the year ended December 31, 2003 is as follows:

	2003	2002

Total net assets per Form 5500, Schedule H	$188,322,560	$111,204,769

Benefits payable accrued for the 5500	152,361	128,316

Net Assets Available for Benefits Per Financial Statements	$188,474,921	$111,333,085

Increase in net assets per Form 5500, Schedule H	$77,117,791

Increase in benefits payable for the 5500	24,045

Increase in Net Assets Available for Benefits Per
Financial Statements	$77,141,836

SUPPLEMENTAL INFORMATION

TELEPHONE AND DATA SYSTEMS, INC. TAX-DEFERRED SAVINGS PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR Plan 003 EIN 36-2669023 December 31, 2003

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

	Common Stocks

*	Telephone and Data Systems, Inc.	347,134 shares	**	$21,713,232

*	United States Cellular Corporation	415,559 shares	**	14,752,345

	Registered Investment Companies

	Vanguard Institutional Index Fund	378,773 shares	**	38,551,531

	Selected American Shares	407,852 shares	**	13,528,451

	Turner Midcap Growth Fund	896,261 shares	**	19,717,747

	PIMCO RCM Large-Cap Growth Fund	445,184 shares	**	5,319,953

	PIMCO Total Return Fund	1,761,215 shares	**	18,862,612

	American Funds Europacific Growth Fund	315,144 shares	**	9,517,355

	Bank Common Trust Funds

*	The Bank of New York	1,036,570 shares	$ 1,036,570	1,036,570

	ABN AMRO Income Plus Fund	41,464,695 shares	**	41,464,695

	Participant Loans
		Loan term 1 - 5 years; Interest
	Loans to Participants	rates range from 5.0% to 10.5%	$ 0	3,725,530

				$188,190,021

*	Represents a party in interest
**	Cost omitted for participant directed investments

Page 10

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, Telephone and Data Systems, Inc., the Plan Administrator has duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

TELEPHONE AND DATA SYSTEMS, INC. TAX-DEFERRED SAVINGS PLAN

By: Telephone and Data Systems, Inc., Plan Administrator

By	/s/ C. Theodore Herbert

C. Theodore Herbert, Vice President - Human Resources

Dated: June 23, 2004